SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

INTELLECT NEUROSCIENCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (Title of Class of Securities)

691829402
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 691829402

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 592,000(1)(2)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 73,244(3)(4)(5)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 592,000(1)(2)
PERSON WITH	8	SHARED DISPOSITIVE POWER 73,244(3)(4)(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,244(1)(2)(3)(4)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 592,000 shares of common stock underlying Series C Convertible Preferred Stock (“Series C Preferred Stock”).

(2)
Excludes (i) 718,593 shares of common stock underlying Series C Preferred Stock held by Barry Honig which contains a 9.99% beneficial ownership blocker, (ii) 248,578 shares of common stock underlying Series E Convertible Preferred Stock held by Barry Honig which contains a 4.99% beneficial ownership blocker, (iii) 229,222 shares of common stock underlying Series F Convertible Preferred Stock (“Series F Preferred Stock”) held by Barry Honig which contains a 9.99% beneficial ownership blocker, (iv) 7,805,000 shares of common stock underlying Series G Convertible Preferred Stock (“Series G Preferred Stock”) held by Barry Honig which contains a 9.99% beneficial ownership blocker, (v) 2,630,000 shares of common stock underlying warrants held by Barry Honig which contain a 9.99% beneficial ownership blocker, and (vi) 14,739 shares of common stock underlying convertible notes held by Barry Honig which contain a 9.99% beneficial ownership blocker.

(3)	Includes 73,244 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”).

(4)
Excludes (i) 85,644 shares of common stock underlying Series F Preferred Stock held by Roth 401K which contains a 9.99% beneficial ownership blocker, (ii) 2,081,333 shares of common stock underlying Series G Preferred Stock held by Marlin Capital Investments, LLC (“Marlin”) which contains a 9.99% beneficial ownership blocker, (iii) 1,600,000 shares of common stock underlying warrants held by Roth 401K which contain a 9.99% beneficial ownership blocker and (iv) 4,000,000 shares of common stock underlying warrants held by Marlin which contain a 9.99% beneficial ownership blocker.

(5)	Barry Honig is the trustee of Roth 401K and managing member of Marlin and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 691829402

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 73,244(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 73,244(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,244(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes (i) 85,644 shares of common stock underlying Series F Preferred Stock held by Roth 401K which contains a 9.99% beneficial ownership blocker and (ii) 1,600,000 shares of common stock underlying warrants held by Roth 401K which contain a 9.99% beneficial ownership blocker.

(2)	Barry Honig is the trustee of Roth 401K and in such capacity has voting and dispositive power over the securities held by Roth 401K.

CUSIP No. 691829402

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes (i) 2,081,333 shares of common stock underlying Series G Preferred Stock held by Marlin which contains a 9.99% beneficial ownership blocker and (ii) 4,000,000 shares of common stock underlying warrants held by Marlin which contain a 9.99% beneficial ownership blocker.

(2)	Barry Honig is the managing member of Marlin and in such capacity has voting and dispositive power over the securities held by Marlin.

Item 1(a).                 Name of Issuer:

Intellect Neurosciences, Inc., a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

550 Sylvan Avenue, Suite 101
Englewood Cliffs, New Jersey 07632

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and Marlin Capital Investments, LLC (“Marlin”, and together with Honig and Roth 401K the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States. Roth 401K and Marlin are organized in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

691829402

Item 3.              Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned:    665,244(1)(2)(3)(4)(5)

(b) Percent of class:  9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 592,000(1)(2)
        (ii) Shared power to vote or to direct the vote:  73,244(3)(4)(5)
(iii) Sole power to dispose or to direct the disposition of: 592,000(1)(2)
(iv) Shared power to dispose or to direct the disposition of:  73,244(3)(4)(5)

(1)	Includes 592,000 shares of common stock underlying Series C Convertible Preferred Stock (“Series C Preferred Stock”).

(2)
Excludes 718,593 shares of common stock underlying Series C Preferred Stock held by Barry Honig which contains a 9.99% beneficial ownership blocker, (ii) 248,578 shares of common stock underlying Series E Convertible Preferred Stock held by Barry Honig which contains a 4.99% beneficial ownership blocker, (iii) 229,222 shares of common stock underlying Series F Convertible Preferred Stock (“Series F Preferred Stock”) held by Barry Honig which contains a 9.99% beneficial ownership blocker, (iv) 7,805,000 shares of common stock underlying Series G Convertible Preferred Stock (“Series G Preferred Stock”) held by Barry Honig which contains a 9.99% beneficial ownership blocker, (v) 2,630,000 shares of common stock underlying warrants held by Barry Honig which contain a 9.99% beneficial ownership blocker, and (vi) 14,739 shares of common stock underlying convertible notes held by Barry Honig which contain a 9.99% beneficial ownership blocker.

(3)	Includes 73,244 shares of common stock held by Roth 401K.

(4)
Excludes (i) 85,644 shares of common stock underlying Series F Preferred Stock held by Roth 401K which contains a 9.99% beneficial ownership blocker, (ii) 2,081,333 shares of common stock underlying Series G Preferred Stock held by Marlin which contains a 9.99% beneficial ownership blocker, (iii) 1,600,000 shares of common stock underlying warrants held by Roth 401K which contain a 9.99% beneficial ownership blocker and (iv) 4,000,000 shares of common stock underlying warrants held by Marlin which contain a 9.99% beneficial ownership blocker.

(5)	Barry Honig is the trustee of Roth 401K and the managing member of Marlin and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5.                     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.                   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: February 16, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

Marlin Capital Investments, LLC
Date: February 16, 2016	By:	/s/ Barry Honig
Barry Honig, Managing Member